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REGISTRANT'S NAME Reliance Natural Resources

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FILE NO. 82- 35009

FISCAL YEAR 3/31/07

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082-35009

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

ARIS
3-31-07

Annual Report
2006-07
(Abridged)

Profile

Reliance Natural Resources Limited (RNRL) is engaged in sourcing, supply and transportation of gas, coal and liquid fuels. It is also involved in the exploration, production and distribution of gas and the mining of coal.

RNRL is a key constituent of the Reliance - Anil Dhirubhai Ambani Group, India's third largest business house.

RNRL has been awarded four blocks, over an acreage of 3,251 sq. kms, for the exploration and production of coal bed methane (CBM), making it the second largest CBM player in India in terms of acreage. RNRL has also been awarded a block in the state of Mizoram under the New Exploration Licensing Policy (NELP- VI) for the exploration and production of oil and gas.

RNRL is actively involved in the development of coal blocks and the supply of coal to power plants.

RNRL is also pursuing business opportunities in the field of city gas distribution, laying of natural gas pipeline and sourcing of coal from multiple locations.

This report is printed on paper manufactured with more than 75 per cent recycled fibre

Letter to Shareowners



"Think big, think fast, think ahead. Ideas are no one's monopoly."

- Dhirubhai H. Ambani

My dear fellow shareowners,

It gives me great pleasure to share with you the highlights of our company's performance during the year 2006-07.

The last year was our first full year of operations and, I am delighted to say, we have done well, crossing several important milestones along the way.

Over the course of the year, we made a successful foray into every important segment of the energy fuel chain and laid the foundations for our role as one of the key private players in India's search for energy security, with widespread interest in the exploration and production of oil, gas and coal.

Our company is widely regarded as the "fuel management arm" of the Reliance ADA Group, India's third largest business house on all major financial and revenue parameters.

This proud association shapes our vision and values. It defines who we are, what we stand for and what we aspire to achieve.

Our company, like the Reliance ADA Group, embodies the essential ethos of our young nation - the new resurgent India of the 21st century. Our goal, as that of our parent, is not just to build a great enterprise for our stakeholders but a great future for our country.

We are not just about scale and size: we are about the pursuit of excellence, the integrity of our values and the quality of our services.

Performance review

Our company's financial achievements in its first year of operations are:

- Total income of Rs. 250.16 crore (US$ 57.55 million)
- Cash profit of Rs 41.22 crore (US$ 9.48 million)
- Net profit of Rs 29.86 crore (US$ 6.87 million)

Business Review

The business of the company focuses on exploring potential opportunities in all areas of fuel management, particularly in the exploration and production of natural gas and coal.

Exploration & Production

- Our Company-led consortium won four Coal Bed Methane (CBM) blocks through a competitive bid process under Round III of CBM and is today the second largest CBM player in the country in terms of acreage.
- Our company, in consortium, won one oil and gas block in the state of Mizoram through a competitive bid process under the New Exploration Licensing Policy of the Government of India.

Natural Gas

- Our affiliate, Reliance Fuel Resources Limited (RFRL), submitted an application to the Ministry of Petroleum and Natural Gas (MoP&NG) for the grant of authorization to lay a gas pipeline from Kakinada to Dadri for the supply of gas from KG Basin in Andhra Pradesh to North India.
- RFRL has also submitted applications to MoP&NG for the grant of authorization to distribute gas in Mumbai, Delhi and adjoining areas.
- A part of the gas supply business of Reliance Industries Limited (RIL), which was necessary to support the setting up of gas-based power generation plants by our group companies, constitutes the undertaking that was to be demerged from RIL and vested in our company under the scheme sanctioned by the Bombay High Court by its order of December 20, 2005. While our company's management was controlled by RIL, a gas supply master agreement was signed by RIL with our company, the suitability and appropriateness of which was questioned by us in a petition filed before the Bombay High court. The major developments related to this case are:
  - On May 3 this year, the Bombay High Court passed an interim order restraining RIL from creating any third party rights or sign contracts and/or use or supply gas committed to our company from its KG basin gas fields.
  - The final hearing in the matter is scheduled to commence in July 2007.

Coal

The company has pursued extensive business opportunities in the mining, sourcing and supply of coal. The highlights of 2006-07 include:

- Supply of over 5,00,000 MT of imported coal to the Dahanu power station.
- Finalization of agreement to wash 2.4 million tones/year of raw coal for the Dahanu power Station.
- Submission of applications for the allocation of 8 coal blocks in the states of Orissa, Jharkhand, West Bengal and Maharashtra.
- Comprehensive plan to secure coal supply as well as acquire equity in existing and greenfield coal mining projects outside the country.

Corporate governance

As is the norm for all Reliance ADA Group companies, we regularly revisit, review and proactively revise our governance practices to keep pace with the latest global trends. The details of our initiative in this regard are given in the corporate governance section of the annual report.

The challenges ahead

India is today faced with a growing energy deficit, with the gap between the demand and supply widening ever more. This scarcity has been caused by a number of largely irreversible economic and demographic trends, including higher population, rising levels of per capita energy consumption, and increasing urbanization across large part of the country. The recent phase of accelerated economic expansion, with the concomitant growth in industrial, transportation and residential sectors, has only added to the pressures on the energy front.

In this context, our company's initiatives in the areas of exploration, production, transportation and supply of gas, oil and coal assume a new meaning and significance. We have a critical role to play in ensuring our long-term energy security as a nation.

Our commitment

In line with the inspiring vision of Late Shri Dhirubhai H Ambani, the legendary founder-chairman of the Reliance group, we are committed to making RNRL a world class company, benchmarked to global standards of quality, operational performance, efficiency and customer care, thereby creating substantial value for all our stakeholders.

Dhirubhai exhorted us to think big.

We will think bigger. Indeed, not only bigger but better, creating ever greater value for all our stakeholders.

Anil D Ambani
Chairman

Board of Directors

Shri Anil D Ambani - Chairman
Shri S L Rao
Shri J L Bajaj
Dr Bakul Dholakia

Manager & Dy Company Secretary

Ashish S Karyekar

Auditors

Pathak H D & Associates

Bankers

ICICI Bank Limited
Syndicate Bank

Registrar & Share Transfer Agent

Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Telephone: (040) 2342 0815 to 25
Facsimile : (040) 2342 0859
Email: rnrl@karvy.com
Website: www.karvy.com

Offices in Mumbai

Andheri Office
7 Andheri Industrial Estate
off Veera Desai Road
843/311 Andheri (West)
Mumbai 400 053
Telephone: (022) 2673 0799/0843
Facsimile: (022) 2673 0152

Fort Office
16/22 Bake House
Ground Floor
Near MSC Bank
Behind Rhythm House
Fort, Mumbai 400 023
Telephone: (022) 6638 2666
Facsimile: (022) 6633 1135

Contents	Page No

Registered Office

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Telephone: (022) 3037 3333
Facsimile: (022) 3037 6622
Website: www.rnrl.in

Seventh Annual General Meeting

Tuesday, July 10, 2007 at 1.30 p.m. or soon after AGM of Reliance Energy Limited convened for the same day at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

This Annual Report can be accessed at www.rnrl.in

Notice

Notice is hereby given that the Seventh Annual General Meeting of the Members of Reliance Natural Resources Limited will be held on Tuesday, July 10, 2007 at 1.30 p.m. or soon thereafter as the Annual General Meeting of Reliance Energy Limited convened for the same day shall be over, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, to transact the following business:

Ordinary Business

1. To consider and adopt the Audited Profit & Loss Account for the period ended March 31, 2007, the Balance Sheet as at that date and the Reports of the Board of Directors and Auditors thereon.

2. To appoint Auditors and fix their remuneration and in this regard to consider and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT M/s Pathak H D & Associates, Chartered Accountants, be and are hereby appointed as Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors."

Special Business

3. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force), Shri Anil D Ambani, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, not liable to retirement by rotation, under the provisions of Article 46 of the Articles of Association of the Company".

4. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force), Dr Bakul Dholakia, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, subject to retirement by rotation under the provisions of the Articles of Association of the Company."

5. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force), Shri S L Rao, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, subject to retirement by rotation under the provisions of the Articles of Association of the Company."

6. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force), Shri J L Bajaj, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company, subject to retirement by rotation under the provisions of the Articles of Association of the Company."

By Order of the Board

Ashish S Karyekar
Dy Company Secretary

Registered Office:
"H" Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

April 25, 2007

Notes

1. **A Member entitled to attend and vote at the Meeting is entitled to appoint a Proxy to attend and vote instead of himself and the Proxy need not be a Member of the Company. The instrument appointing a Proxy should, however, be deposited at the Registered Office of the Company not later than 48 hours before the commencement of the Meeting.**

2. The relevant Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the annual general meeting (AGM) is annexed hereto.

3. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the AGM.

4. Members/Proxies should fill in the attendance slip for attending the meeting

5. In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.

6. Members who hold shares in electronic form are requested to write their Client Id and DP Id numbers and those who

hold shares in physical form are requested to write their Folio numbers in the attendance slip for attending the meeting to facilitate identification of membership at the meeting. Members are requested to bring their Attendance Slip along with their copy of Annual Report to the Meeting.

7. All documents referred to in the accompanying Notice are open for inspection at the Registered Office of the Company on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. up to the date of the AGM.

8. The Company has notified closure of the Register of Members and the Share Transfer Books from Saturday, June 30, 2007 to Tuesday, July 10, 2007 (both days inclusive).

9. Non-resident Indian Members are requested to inform M/s Karvy Computershare Private Limited immediately on :

   a. the change in the residential status on return to India for permanent settlement.

   b. the particulars of the Bank Account maintained in India with complete name, branch, account type, account number and address of the Bank, if not furnished earlier.

10. Appointment of Directors: At the ensuing Annual General Meeting, Shri Anil D Ambani, Dr. Bakul Dholakia, Shri S L Rao and Shri J L Bajaj seek appointment as directors. The details pertaining to these Directors required to be provided pursuant to Clause 49 of the Listing Agreement are furnished in the Statement on Corporate Governance published elsewhere in this Report.

Explanatory Statement Pursuant to Section 173(2) of the Companies Act, 1956

Item Nos. 3 to 6

The Board of Directors of the Company ("The Board") had, at its meeting held on February 7, 2006, appointed, pursuant to the provisions of Section 260 of the Companies Act, 1956 ("the Act") and Article 48 of the Articles of Association of the Company, Shri Anil D Ambani, Dr Bakul Dholakia, Shri S L Rao and Shri J L Bajaj, as Additional Directors of the Company.

In terms of the provisions of Section 260 of the Act, Shri Anil D Ambani, Dr Bakul Dholakia, Shri S L Rao and Shri J L Bajaj will hold the Office up to the date of this Annual General Meeting.

The Company has received notices in writing from members along with deposit of Rs. 500 each proposing the candidatures of Shri Anil D Ambani, Dr Bakul Dholakia, Shri S L Rao and Shri J L Bajaj for the office of Director of the Company under the provisions of Section 257 of the Act.

Brief resume of these Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships, number of shares held in the Company and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

The Board recommends the resolutions set out at Item Nos. 3 to 6 of the Notice for your approval.

Shri Anil D Ambani, Dr Bakul Dholakia, Shri S L Rao and Shri J L Bajaj may be deemed to be concerned or interested in the resolution(s) relating to their respective appointment.

By Order of the Board

Ashish S Karyekar

Dy. Company Secretary

Registered Office:

"H" Block, 1st Floor

Dhirubhai Ambani Knowledge City

Navi Mumbai 400 710

April 25, 2007

Directors' Report

Dear Members,

Your Directors present the 7th Annual Report and the Audited Accounts for the 15 month period ended March 31, 2007.

Financial Results

The performance of the Company for the period ended March 31, 2007 is summarized below:

(Rs.in Lakh)

Particulars	Fifteen Months ended March 31, 2007	Nine Months ended December 31, 2005
Total Income	25,015.89	0.09
Gross Profit/(Loss) before Depreciation	5,691.00	(39.69)
Less: Depreciation	1,136.01	398.92
Profit/(Loss) before Tax	4,554.99	(438.61)
Less: Provision for -		
Current Tax	1,537.74	-
Fringe Benefit Tax	26.31	-
Deferred Tax Liabilities/(Assets)	5.16	(147.66)
Net Profit/(Loss) for the period	2,985.78	(290.95)
Amount available for Appropriations	2,985.78	(290.95)
Balance of Profit/(Loss) brought forward from previous period	(291.38)	(0.43)
Appropriations:	Nil	Nil
Balance carried to Balance Sheet	2,694.40	(291.38)

Financial Year

The financial year of the Company was changed to a period of fifteen months beginning from January 1, 2006 and ending on March 31, 2007. The previous financial year of the Company was for a period of nine months from April 1, 2005 to December 31, 2005.

Scheme of Arrangement with Reliance Industries Limited

The Hon'ble High Court of Judicature at Bombay by its Order dated December 9, 2005 had approved the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") for acquisition of the Gas based Energy Undertaking of Reliance Industries Limited ("RIL") by the Company. The Scheme became effective from December 21, 2005 and the appointed date under the Scheme was September 1, 2005.

In terms of the Scheme 122,31,30,422 Equity Shares of the Company were allotted during the period under review in the ratio of one equity share of the face value of Rs. 5 each credited as fully paid-up for every one equity share of Rs.10 each fully paid-up held by members of RIL (except to the Specified Shareholders as defined in Clause 1.37 of the Scheme) on the Record Date i.e. January 25, 2006.

The Equity Shares of the Company so issued have been listed and admitted for trading on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited with effect from March 1, 2006.

Promoters of the Company

The Reliance Anil Dhirubhai Ambani Group acquired the management and control of the Company on February 7, 2006 pursuant to the Scheme of Arrangement and became the Promoters of the Company, as defined under Regulation 2(h) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997. The shareholding of the Reliance Anil Dhirubhai Ambani Group in the Company as on the date of this Report is 49.93 per cent.

Issue of Securities

(i) **Issue of Equity Shares on Preferential Allotment basis**

Pursuant to the approval accorded by the members at the Extraordinary General Meeting held on April 14, 2006, the Company had on April 28, 2006 allotted 12,00,00,000 equity shares of Rs. 5 each at a premium of Rs. 20.65 each aggregating Rs. 307.80 crore to a promoter group company, viz. Anadha Enterprise Private Limited on a preferential basis in terms of the relevant guidelines for Preferential Issues issued by the Securities and Exchange Board of India. The equity shares allotted as aforesaid are locked-in for a period of three years from the date of allotment.

(ii) **Issue of Warrants on Preferential Allotment basis**

The Company had also on April 28, 2006 allotted 29,00,00,000 warrants of Rs. 25.65 each to Anadha Enterprise Private Limited on a preferential basis. The holder of the warrant will be entitled to apply for and be allotted one equity share of Rs. 5 each at a price of Rs. 25.65 (including a premium of Rs. 20.65) against each warrant any time after the date of allotment but on or before the expiry of 18 months from the date of allotment. The warrants and the shares allotted on exercise of the option attached to the warrants issued as above to the promoters shall be locked-in for a period of three years from the date of allotment of warrants.

(iii) **Issue of shares against warrants**

During the period under review 13,00,00,000 equity shares of Rs. 5 each of the company were allotted to the promoter group upon exercise of option attached to the equivalent number of outstanding warrants held by them.

(iv) **Issue of 4.928 per cent Foreign Currency Convertible Bonds**

Pursuant to the approval accorded by the members through postal ballot on March 31, 2006, the Company had in October 2006 raised US $ 300 million (approximately Rs. 1,350 crore) through an issue of 4.928 per cent Foreign Currency Convertible Bonds (FCCBs). The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company from 147,31,30,422 equity shares of Rs. 5 each to 199,94,57,345 equity shares of Rs. 5 each.

Dividend

Your Directors have not recommended any dividend on equity shares for the period under review.

Authorised Capital

During the period under review, the Authorised Capital of the Company was increased from Rs. 650 crore divided into 130 crore equity shares of Rs. 5 each to Rs. 1,500 crore divided into 200 crore equity shares of Rs. 5 each and 100 crore unclassified shares of Rs. 5 each.

Management Discussion and Analysis of Financial Condition and Results of Operations

Management Discussion and Analysis of Financial Condition and Results of Operations of the Company for the period under review as required under Clause 49 of the Listing Agreement with the Stock Exchanges, is given as a separate statement in the Annual Report.

Subsidiary

During the period under review, Reliance Patalganga Power Limited ceased to be a subsidiary upon disinvestment of shares held by your Company.

Fixed Deposits

The Company has not accepted any fixed deposits during the period under review.

Directors

During the period under review, Shri Sandeep Tandon, Shri L V Merchant and Shri J P Chalasani resigned as Directors of the Company.

Shri Anil D Ambani, Dr Bakul Dholakia, Shri S L Rao and Shri J L Bajaj were appointed as Additional Directors in terms of Section 260 of the Companies Act, 1956. They shall hold office up to the date of the ensuing Annual General Meeting. The Company has received notice in writing from members proposing the candidatures of Shri Anil D Ambani, Dr Bakul Dholakia, Shri S L Rao and Shri J L Bajaj for the office of Director.

Brief resume of the Directors proposed to be appointed, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/ chairmanships of Board Committees, as stipulated under Clause 49 of the Listing Agreements with the Stock Exchanges in India, are provided in the Report of Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for fifteen months period ended March 31, 2007, the applicable accounting standards have been followed and that there are no material departures from the same;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the fifteen month period, and of the profit of the Company for the said period;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the fifteen month period ended March 31, 2007 on a 'going concern' basis.

The above statements have been noted by the audit committee at its meeting held on April 25, 2007.

Auditors

The statutory auditors M/s Pathak H.D.& Associates, Chartered Accountants, retire at the conclusion of the forthcoming Annual General Meeting and are eligible for re-appointment. The Company has received a letter from them to the effect that their appointments, if made, would be within the prescribed limits under Section 224 (1-B) of the Companies Act, 1956 and also that they are not otherwise disqualified within the meaning of sub- section (3) of Section 226 of the Companies Act, 1956 for such appointment. The Notes to Accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Personnel

The Company has not paid any remuneration attracting the provisions of the Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 regarding conservation of energy and technology absorption are not given as the Company has not undertaken any manufacturing activity. During the period under review, the Company earned Rs. 2,345.91 lakh in foreign exchange and utilized foreign exchange worth Rs. 8,765.07 lakh.

Corporate Governance

Your Company is committed to good corporate governance practices. As per Clause 49 of the Listing Agreement, a separate section on Corporate Governance forms part of the Annual Report. A certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is given in Annexure I.

Acknowledgements

Your Directors wish to place on record their appreciation for the continued support and co-operation of the shareholders, Banks, various Regulatory and Government authorities and for the valuable contributions made by the employees of the Company.

On behalf of the Board of Directors

Anil D Ambani
Chairman

Place : Mumbai
Date : April 25, 2007

Annexure I to the Directors' Report

Auditors' Certificate on Compliance with the conditions of Corporate Governance under Clause 49 of the Listing Agreements

To the Members of Reliance Natural Resources Limited

We have examined the compliance of the conditions of Corporate Governance by Reliance Natural Resources Limited for the period ended March 31, 2007 as stipulated in Clause 49 of the Listing Agreement of the Company with the Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreements.

We state that no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Shareholders/ Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Pathak H D & Associates

Chartered Accountants

Parag D Mehta

Partner

Membership No. : 113904

Place: Mumbai

Date: April 25, 2007

Forward Looking Statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operation of the Company describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities' laws and regulations. Forward-looking statements are based on certain assumptions and expectations of future events.

The Company cannot guarantee that these assumptions and expectations are accurate or will be realized. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include cost of fuel, levies by regulatory authority, changes in government regulations, tax laws, economic developments within the country and such other factors.

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956 and Generally Accepted Accounting Principles (GAAP) in India. The management of Reliance Natural Resources Limited accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. These estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year.

Industry Profile

Natural Gas

Natural Gas continues to be the world's fastest growing energy resource at the beginning of the twenty-first century, given its efficiency, economics and environment friendliness. Moreover, the gas sector growth is also supported by the fact that many nations are taking significant steps towards broad basing their energy portfolio, to reduce their over-dependence on Oil, which has become very volatile in recent times. However, ongoing structural changes in the world economy, concerns about dependence on more politically volatile regions for supplies and the related geo-political issues, have forced many countries to take steps to mitigate risks by not only diversifying energy supply sources but also focusing more seriously on developing the domestic reserves. These trends have, in turn, led to several nations making a concerted effort to discover oil and gas basins within and beyond their own geographical boundaries, leading to partnership based globalization of the industry.

In India, the natural gas industry is governed by the Ministry of Petroleum and Natural Gas (MoP&NG) through Directorate General of Hydrocarbons and other development boards. The transformation of the Indian gas sector from a supply constrained controlled regime to a market determined competitive regime in the wake of significant domestic gas finds, is marked by significant regulatory developments especially in the past one year in terms of notification of The Petroleum and Natural Gas Regulatory Board Act, 2006 (effective from April 3, 2006) and Natural Gas Pipeline Policy (effective December 20, 2006) which would ultimately lead to establishment of a formal regulatory structure, with well defined authorization procedures and regulatory mechanisms.

India's ambition in achieving self-sufficiency in meeting its energy requirements has been driven by the progressively expanding and investor oriented "New Exploration Licensing Policy" (NELP) and "Coal Bed Methane" (CBM) Bidding rounds for the oil & gas sector, which aims at attracting both foreign and domestic investment. As of date, India has held six rounds of bidding under NELP and three rounds of CBM bidding. NELP VI and CBM III rounds announced and concluded during last year were a resounding success attracting many Indian and foreign companies. The Indian energy sector and more specifically the gas sector is poised to grow significantly in the coming years which would throw up multiple opportunities, which has been well recognized globally.

Coal

Coal is the key driver to the Indian energy growth. Almost 55% of total energy requirement is met by coal. Current coal reserves in the country are 248 billion tonnes of which 93 billion tonnes are in proved category and balance 155 billion tonnes is in inferred and indicated categories.

The Ministry of Coal has the overall responsibility of determining policies and strategies in respect of exploration and development of coal and lignite reserves, sanctioning of important projects of high value and for deciding all related issues.

Opportunities and Challenges for RNRL

Strategically speaking, Gas Value Chain Integration and Gas/ Coal & Power Integration are two major opportunities which the energy industry provides. In light of this, RNRL's business portfolio focuses on activities related to "Fuel Management" such as the sourcing & supply of fuel. It is towards this end that the Company has initiated many activities in areas of exploration, production, transportation and supply of gas, oil and coal. The Company would also identify and pursue opportunities in sourcing and supplying fossil fuels, bio-diesel, uranium and hydrogen fuels.

Natural Gas

The demand for natural gas in the country is slated to increase from 179 Million Standard Cubic Meters per day (MMSCMD) in year 2007-08 to 279 MMSCMD (155 % growth in next 4 years , CAGR of 11.7%). Demand from the power sector, one of the largest consumers of natural gas, is expected to increase from 80 MMSCMD in the year 2007-08 to 127 MMSCMD in the year 2011-12.

Coal

As per the study of working group constituted by planning commission, the demand of coal is expected to increase from

474 MT in year 2006-07 to 731 MT in year 2011-12 (154% growth in the next 5 years, CAGR of 9%) The demand for coal from the power sector is expected to increase from 350 MT in year 2006-07 to 540 MT in year 2011-12.

Business Review and Outlook

The Company is well poised to capitalize on the huge available opportunities and has put in place a core team for these business segments. In the first year of operations, RNRL has forayed into the oil, gas and coal sectors and has achieved significant milestones as documented below.

Fields	Milestones Achieved by RNRL
Exploration & Production	
Coal Bed Methane	• RNRL led consortium submitted bids for all the 10 blocks offered under CBM III • Won 4 Blocks in a competitive bid process. • RNRL led consortium is the 2nd largest CBM player in India in terms of acreage.
Oil & Gas	• Won 1 Block in a competitive bid process namely NELP VI
Natural Gas Business	
Gas Agreements	• A Gas Supply Master Agreement (GSMA) was signed with RIL on January 12, 2006
Natural Gas Pipeline	• RFRL an affiliate of the Company has submitted an application to MoP&NG for grant of authorization to lay a gas pipeline from Kakinada to Dadri • The pipeline will supply gas to the 7,480 MW Power plant at Dhirubhai Ambani Energy City (DAEC), Dadri, UP.
City Gas Distribution	• RFRL has submitted applications to MoP&NG for grant of authorization for City gas business for Mumbai and Delhi and the National Capital Region.
Coal Business	
Coal Blocks	• Affiliates of RNRL have applied for allocation of 8 coal blocks in the states of Orissa, Jharkhand, West Bengal and Maharashtra.
Domestic Coal	• RNRL has entered into a freight contract for transportation of coal from Korba to Dahanu TPS. • RNRL has entered into agreement for washing 2.4 million tonnes/year of raw coal for Dahanu TPS
Imported Coal	• RNRL is exploring the possibility of sourcing coal from multiple locations including Indonesia and South Africa. • RNRL is also planning to acquire coal concessions as well as equity in existing and greenfield coal mining projects in countries outside India. • RNRL is currently in discussions with several producers for long term tie up for coal. • RNRL has supplied over 500,000 MT of imported coal to Dahanu TPS

RFRL - Reliance Fuel Resources Limited
MoP & NG - Ministry of Petroleum & Natural Gas
RIL - Reliance Industries Limited

Exploration & Production

The Company has ventured into the domestic oil & gas business through its acquisition of blocks in the bidding rounds initiated by the Government of India (GOI).

Coal Bed Methane

- On June 30, 2006 RNRL led consortium (RNRL, REL and Geopetrol) had submitted bids for 10 Coal Bed Methene (CBM) blocks offered by GOI.
- The Company received letters of award on October 5, 2006 for 4 CBM blocks from MoP & NG.
- The 4 CBM blocks cover acreage of 3,251 sq. kms, making the RNRL consortium the second largest CBM player in India in terms of acreage.
- The CBM blocks are located in Madhya Pradesh (1 Block), Andhra Pradesh (1 Block) and Rajasthan (2 Blocks).
- The Company has signed contracts for all four blocks with the GOI on November 7, 2006 for exploration and production of the CBM blocks.

Sl No	Block Name	State	Acreage (sq .kms)
1	Barmer (4)	Rajasthan	1,168
2	Barmer (5)	Rajasthan	739
3	Kothagudem	Andhra Pradesh	735
4	Sohagpur	Madhya Pradesh	609
TOTAL			**3,251**

Oil & Gas

- The Company had bid for 12 blocks under NELP-VI on September 15, 2006.
- RNRL consortium (RNRL, REL, Geopetrol and NaftoGaz) won one oil and gas block in the state of Mizoram
- The Company received the letter of award on February 12, 2007.
- The Company has signed the contract with the GOI on March 2, 2007 for exploration & production of Oil & Gas block having acreage of 3,619 Sq. Kms.

Block Name	State	Consortium	Acreage (sq .kms)
MZ-ONN-2004/2	Mizoram	RNRL (10%) + REL (70%) + NaftoGaz (10%) + Geopetrol (10%)	3619

Natural Gas Business

Gas Agreements

- A Gas Supply Master Agreement (GSMA) was signed with RIL on January 12, 2006 for supply of gas.
- According to the agreement, RIL would supply gas to RNRL from its existing and future gas blocks.
- There are certain issues regarding the scheme of arrangement which are sub judice in the Bombay High Court.

Natural Gas Pipeline

- RFRL, an affiliate of the Company, has submitted an application on May 11, 2006 to MoP & NG for grant of authorization to lay a gas pipeline from Kakinada to Dadri, UP.
- This pipeline would supply gas to the 7,480 MW plant at Dhirubhai Ambani Energy City (DAEC), Dadri.

City Gas Distribution

- The Company plans to establish city gas distribution networks for distributing piped gas to the consumers of Mumbai, Delhi & National Capital Region (NCR), namely Noida, Ghaziabad, Gurgaon, Faridabad areas.
- RFRL had submitted an application to MoP & NG for grant of authorization for City gas business for Mumbai and Delhi on May 24, 2006 and for NCR on August 31, 2006.

Coal Business

Coal Blocks

- Affiliates of RNRL have applied for allocation of 8 coal blocks in the states of Orissa, Jharkhand, West Bengal and Maharashtra on January 12, 2007.
- The company will be involved in the development of these coal blocks applied for by its affiliates.

Imported Coal

- The Company has supplied over 500,000 MT of imported coal to Dahanu Thermal Power Station on CIF/CFR basis. This coal has been sourced from Indonesia.
- The Company is exploring the possibility to source imported coal from multiple locations including Indonesia and South Africa.
- This coal will be sourced for the Ultra Mega Power Projects as well as other imported coal based projects.
- The company is planning to acquire coal concessions as well as equity in existing and greenfield coal mining projects outside the country.
- It is also in discussions with several producers for long term tie up for coal.

Risks and Concerns

The Company relies heavily on the setting up of power generation and other projects. Any delay in the setting up of such projects, and/or disruption of operations of these projects may adversely impact the Company's business, operations and financial condition. The agreement between the Company and Reliance Industries Limited (RIL) governing the supply of gas is set out in the Gas Supply Master Agreement (GSMA). Any dispute relating to the GSMA, any material breach thereof by RIL or any other interruption to the supply of gas under the GSMA resulting in the Company being unable to conduct its operations as contemplated under the GSMA may have a material adverse effect on the business, operations and financial condition of the Company. The company has entered into the exploration and production business in which success is determined by the discovery of hydrocarbons/gas. The Company is planning to enter into other business operations in the future, including investments in wagons for the transportation of coal and the generation and distribution of power. Any failure by the Company to expand its business successfully may have a material adverse effect on the Company's business, financial condition and results of operations.

Adequacy of Internal Controls

The Company has an adequate system of internal control implemented by the management towards achieving efficiency in operations, optimum utilization of resources, and effective monitoring thereof and compliance with all applicable resources.

The Company ensures adherence to all internal control policies and procedures. A qualified and independent audit committee of the Board, comprising all independent directors of the Company, reviews the adequacy of internal controls.

Discussion on financial performance with respect to operational performance

The total income of the Company for a period of 15 months from January 1, 2006 and during the first year of commencement of commercial activity of the Company is Rs. 25,016 lakh. The net block of assets of the Company as at March 31, 2007 stood at Rs. 38,305 lakh and the Company's net worth was Rs. 1,25,123 lakh. The Company's sales are derived mainly from fuel handling for the Reliance - ADA Group Companies.

Human Resources

The Company has a team of able and experienced professionals. The Company believes that it will manage to achieve substantial growth with a lean organization structure.

Report on Corporate Governance

1. **Company's philosophy on corporate governance**

We are committed to introducing sound corporate governance practices in tandem with domestic and international developments to position ourselves to conform to the best of global governance practices. The company takes feedback into account in its periodic reviews of the guidelines to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders. We believe that all our operations and actions must serve the underlying goal of value creation, over a sustained period of time.

In our commitment to practice sound governance principles, we are guided by the following core principles.

a. **Transparency**

To maintain the highest standards of transparency in all aspects of our interactions and dealings.

b. **Disclosures**

To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

c. **Accountability**

To demonstrate highest levels of personal responsibility and continually affirm that employees are responsible to themselves for the pursuit of excellence.

d. **Compliances**

To comply with all the laws and regulations as applicable to the company.

e. **Ethical conduct**

To conduct the affairs of the company in an ethical manner.

f. **Stakeholders' interests**

To promote the interests of all stakeholders including of customers, shareholders, employees, lenders, vendors, governments and the community.

2. **Board of Directors**

I **Composition and size of the board**

The current strength of the Board of Directors of the Company is four. All the directors, including the Chairman are non - executive Directors. Of the non-executive directors, only Shri Anil D. Ambani, being the promoter is non-independent while all the other directors are independent.

The composition of and the category of directors on the Board of the Company as at March 31, 2007 were as under:

Category	Particulars of the Directors
Promoter Non-Executive and Non-Independent Director	• Shri Anil D Ambani, Chairman
Independent Directors	• Shri S L Rao • Shri J L Bajaj • Dr Bakul Dholakia

II **Conduct of Board Proceedings**

- The present Annual Report is for a period of fifteen months, from January 1, 2006 to March 31, 2007. The equity shares of the company were listed on The Bombay Stock Exchange Limited and the National Stock Exchange of India Limited with effect from March 1, 2006 and hence this report presents the relevant disclosures for the period from March 1, 2006 up to March 31, 2007.
- The day to day business is conducted by the executives of Reliance Natural Resources Limited under the direction of the Chairman and the oversight of the Board. The board holds meetings every year to review and discuss the performance of the company, its future plans, strategies and other pertinent issues relating to the company. The Board meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees.
- The Agenda and the Notes on Agenda are circulated to the Directors in advance. All the information as required under Annexure IA of Clause 49 of the Listing Agreement, as required, is tabled before the Board for its consideration.
- Standards issued by ICSI: The Company is in substantial compliance with the secretarial standards governing Board Meetings as also General Meetings as set out in Secretarial Standards 1 and 2 issued by the Institute of Company Secretaries of India. The Board of Directors of the Company has taken necessary steps in order to ensure compliance with these standards.
- The Board periodically reviews compliance reports of all laws applicable to the Company and takes steps to rectify non-compliances, if any.
- Since its listing on March 1, 2006, the Board held six meetings on March 15, 2006, April 28, 2006, May 10, 2006, July 19, 2006, October 18, 2006 and January 18, 2007. The gap between two Board meetings did not exceed 4 months.

III **Attendance of Directors**

The overall attendance of Directors was 91.60 %. It is proposed to introduce teleconferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Attendance of Directors at the Board Meetings held between March 1, 2006 and March 31, 2007 and at the last AGM

Name of director[1]	Number of board meetings attended[2] out of six meetings held	Attendance at the last AGM held on 19.01.2006	Number of directorships (including RNRL)[3]	Number of committee positions held (including RNRL)[4]	
				Member (including Chairman)	Chairman
Shri Anil D Ambani	6	Not Applicable	7	4	-
Shri S L Rao	5	Not Applicable	5	5	3
Dr Bakul Dholakia	6	Not Applicable	8	8	4
Shri J L Bajaj	5	Not Applicable	2	3	-

1. All the four Directors were appointed with effect from February 7, 2006.
2. Board meetings held after the date of listing only considered.
3. No. of Directorships excludes directorship in foreign Company, alternate directorships, Companies registered under section 25 of the Companies Act and private companies.
4. Committee includes Shareholders / Investors' Grievances Committee and Audit Committee

- **Directors with materially significant related party transaction, pecuniary or business relationship with the company**

  There have been no materially significant transactions, pecuniary transactions or relationships between the Company and its directors that may have a potential conflict with the interest of the Company at large.

IV Details of Directors:

The brief profile of your Company's Board of Directors is as under:

(i) Regarded as one of the foremost corporate leaders of contemporary India, **Shri Anil D Ambani**, 48, the chairman of all listed companies of the Reliance ADA Group, namely, Reliance Communications, Reliance Capital, Reliance Energy and Reliance Natural Resources limited.

He is also the president of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance ADA group have raised nearly US$ 3 billion from global financial markets in a period of less than 15 months.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of :

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Board of Governors, Indian Institute of Technology (IIT), Kanpur
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha - Upper House, Parliament of India, a position he chose to resign voluntarily on March 25, 2006.

Select Awards and Achievements

- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December 2006
- Voted the 'Best role model' among business leaders in the bi-annual Mood of the Nation poll conducted by India Today magazine, August 2006
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December 2001
- Selected by Asiaweek magazine for its list of 'Leaders of the Millennium in Business and Finance' and was introduced as the only 'new hero' in Business and Finance from India, June 1999

Shri Anil D Ambani is the Chairman of Reliance Energy Limited, Reliance Communications Limited and Reliance Capital Limited and Director of Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Health

Ventures Limited, Flag Telecom Group Limited and other Private Limited Companies in the Group. He is a member of Audit Committee and Shareholders/Investors' Grievances Committee of the Company and in Reliance Communications Limited. Shri Anil D Ambani holds 18,59,171 shares in the Company as of March 31, 2007.

(ii) Shri S L Rao

Shri S L Rao (71) is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy Resources Institute (TERI); a widely read newspaper columnist, writer and speaker on management, consumer markets, the economy and energy issues. He is an economist by training and a professional manager with 29 years of experience in large companies including in top management positions in marketing and general management, and a further 6 years in management consultancy. He taught marketing in the most reputed management schools in India as visiting faculty. He was a Visiting Fellow at the Indian Ocean Centre, Australia (1996-98). In 1990, he was appointed Director General of the National Council of Applied Economic Research (NCAER), the premier research institution in India, which during his tenure, was known the world over for its data on Indian markets, human development indicators, social infrastructure and economic forecasting. He was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He gave CERC a high image for its independence, transparency and objectivity. He was formerly the President of the Madras Management Association (1983-84) and All India Management Association (1985-86), a founder and former Vice President of the People's Union for Civil Liberties in Tamil Nadu (1981-84). He was Founder Chairman of the Forum of Indian Regulators. He has co-authored or edited several books and articles on the economy and management. His writings and active participation contributed to the formation of the Indian Ocean Region as a zone for economic cooperation. He was awarded the Ravi J Mathai Fellowship Award by the Association of Indian Management Schools in 2001. He is a Director Rain Calcining Limited, Honeywell Automation India Limited, Kanoria Chemicals & Industries Limited, Reliance Energy Limited and other Private Limited Companies. He is currently Governing Member of the National Institute of Health and Family Welfare, Chairman of the Board of Governors of the Institute for Social & Economic Change, Board Member of the Madras Craft Foundation, Aga Khan Foundation of India and on the Governing Board of the Indian Institute of Management, Lucknow and Trustee of the Bangalore International Centre.

He is a Chairman of the audit committee and Shareholders/Investors' Grievances Committee of the Company, member of the audit committee of Rain Calcining Limited and Reliance Energy Limited and Chairman of audit committee of Honeywell Automation India Limited. He has written 13 books, the latest being : "From Servants to Masters? The Evolution of Professional Management in India" (2007) and hundreds of papers and articles. Shri S L Rao holds 100 shares in the Company as of March 31, 2007.

(iii) Dr Bakul Dholakia

Dr Bakul Dholakia (58) is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organisations, Board Member of Reserve Bank of India (Western Area), a Member of National Productivity Council and external director on the board of Oil and Natural Gas Corporation (a Government of India undertaking), Mahanagar Gas Limited, Torrent Power Limited, Hexaware Technologies Ltd, Ashima Limited, Ashima Dyecot Limited and Nachmo Knitex Ltd. He is a member of the audit committee and Shareholders/ Investors' Grievances Committee of the Company, audit committee of Mahnagar Gas Limited and of Oil and Natural Gas Corporation Limited, Chairman of audit committee of Torrent Power Limited, Ashima Limited, Ashima Dyecot Limited and Nachmo Knitex Limited. Dr Bakul Dholakia holds 5,770 shares in the Company as of March 31, 2007.

(iv) Shri J L Bajaj

Shri J L Bajaj (67) is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state Government entities and has authored a number of books and articles. He is on the Board of IL &FS Trust Company Limited He is a member of Audit Committee and Shareholders/Investors' Grievances Committee of the Company and Member of audit committee of IL&FS Trust Company Limited. Shri J L Bajaj does not hold any shares in the Company as of March 31, 2007.

3. Audit Committee

In terms of Clause 49 of the Listing Agreement as well as Section 292A of the Companies Act, 1956, the Board in February, 2006 constituted Audit Committee comprising Shri Anil D Ambani, Shri S L Rao, Shri J L Bajaj and Dr Bakul Dholakia.

The Audit Committee is chaired by Shri S L Rao who has a wide experience on economic, financial and taxation issues. All the other members of the Committee are financially literate within the meaning of Clause II (A) Explanation 1 of Clause 49 of the Listing Agreement.

Shri Ashish S Karyekar, Dy. Company Secretary acts as the Secretary to the Committee.

The audit committee advises the management on the areas where internal audit can be improved. The minutes of the meetings of the audit committee are placed before the Board. The terms of reference of the audit committee are in accordance with all the items listed in Clause 49 (II) (D) and (E) of the Listing Agreement as follows:

i Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible.

ii Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee

iii Approve payment for any other services by statutory auditors

iv Reviewing with management the annual financial statements before submission to the board, focusing primarily on:

a. Matters required to be included in the Director's Responsibility Statement included in the report of the Board of Directors

b. Any changes in accounting policies and practices

c. Major accounting entries based on exercise of judgment by management

d. Qualifications in draft audit report.

e. Significant adjustments arising out of audit.

f. Compliance with listing and other legal requirements concerning financial statements

g. Any related party transactions

v Reviewing with the management the quarterly financial statements before submission to the Board for approval.

vi Reviewing with the management, external and internal auditors, the adequacy of internal control systems.

vii Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

viii Discussion with internal auditors any significant findings and follow up thereon.

xi Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

x Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

xi To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

xii To review the functioning of the Whistle Blower mechanism, in case the same is existing.

xiii Carrying out any other function as is mentioned in the terms of reference of the Audit committee.

xiv Review the following information:

a. Management Discussion and Analysis of Financial Condition and Results of Operations;

b. Internal audit reports relating to internal control weaknesses;

c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors;

d. Statement of significant related party transactions; and

e. The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

The Audit Committee has the following power

i. to investigate any activity within its terms of reference.

ii. to seek any information from any employee.

iii. to obtain outside legal and professional advice.

iv. to secure attendance of outsiders with relevant expertise, if it considers it necessary.

Four Audit Committee Meetings were held during the period and the gap between two meetings did not exceed four months. The attendance at the meetings was 100%.

The dates on which the meetings were held are as follows:

Sr. No.	Date of Meeting
1.	April 28, 2006
2.	July 19, 2006
3.	October 18, 2006
4.	January 18, 2007

The meeting considered all the points in terms of its reference at periodic intervals.

Attendance at the meetings of the Audit Committee

Sr. No.	Name	Meetings held during the tenure of directors	Meetings attended
1	Shri S L Rao, Chairman	4	4
2	Shri Anil D Ambani	4	4
3	Dr Bakul Dholakia	4	4
4	Shri J L Bajaj	4	4

4. **Remuneration Committee**

The Remuneration Committee of the board is constituted to formulate and recommend to the Board from time to time, a compensation structure for whole-time Directors and Manager. It is proposed to introduce a stock option scheme for the directors of the Company in accordance with the SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 at an appropriate time. The scheme would set the maximum number of stock options that can be granted to non-executive directors.

The Remuneration Committee comprises all the four Directors. Shri S L Rao is the Chairman of the Committee. During the period, the Remuneration Committee did not meet as no business was proposed for its consideration.

All directors, being non - executive, are paid only sitting fees for attending the meetings of the Board and its committees. The Members had, through Postal Ballot on March 31, 2006, approved payment of remuneration to non-executive Directors of the Company, of a sum not exceeding one per cent per annum of the net profits of the Company.

Details of remuneration paid to Non-Executive Directors during fifteen months period ended March 31, 2007 are given below:

Name	Sitting fees (Rs.)
Shri Anil D Ambani	320,000
Shri S L Rao	300,000
Dr Bakul Dholakia	320,000
Shri J L Bajaj	300,000

There were no other pecuniary relationships or transactions of Non-Executive Directors vis-a-vis the Company.

The shares held by the Non-Executive Directors in the Company as on March 31, 2007 are as follows:

Name	Shares
Shri Anil D Ambani	18,59,171
Shri S L Rao	100
Dr Bakul Dholakia	5,770
Shri J L Bajaj	Nil

- Directors' Remuneration policy

The Remuneration Committee determines and recommends to the board, the compensation of the directors. The key components of the Company's Remuneration Policy are :

- Compensation will be a major driver of performance.
- Compensation will be competitive and benchmarked with a select group of companies from the utility sector.
- Compensation will be transparent, fair and simple to administer.
- Compensation will be fully legal and tax compliant.

- Criteria for making payments to non-executive Directors.

The Directors are paid sitting fees for attending the board / committee meetings and payment of commission, if any, is based on the number of Board membership/ Committee membership/Chairmanship held by them.

5. **Shareholders/ Investors' Grievance Committee**

The Board of Directors of the company has constituted Shareholders/Investors' Grievances committee comprising Shri S L Rao as chairman and Shri Anil D Ambani, Shri J L Bajaj and Dr Bakul Dholakia as members. The Company has appointed Karvy Computershare Private Limited (KCL) to act as Registrar and Share Transfer Agent of the Company. The Committee deals with matters relating to transfer/transmission of shares, issue of duplicate share certificates, review of shares dematerialised and all other related matters. The committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the Investor Information Section of this Report.

During the period, four meetings of the Shareholders/ Investors' Grievance Committee were held on the following dates and the attendance at these meetings was 100 %.

The dates on which the meetings were held are as follows:

Sr. No.	Date of Meeting
1.	April 28, 2006
2.	July 19, 2006
3.	October 18, 2006
4.	January 18, 2007

Attendance at the meetings of the Shareholders/Investors' Grievances Committee

Sr. No.	Name	Meetings held during the tenure of directors	Meetings attended
1	Shri S L Rao, Chairman	4	4
2	Shri Anil D Ambani	4	4
3	Dr Bakul Dholakia	4	4
4	Shri J L Bajaj	4	4

Shri Ashish S Karyekar, Dy. Company Secretary is the Compliance officer.

Status of Complaints/Grievances during the period

Sl. No	Type of Complaints	Number of Complaints
(A)	**Regulatory Bodies**	
1.	Non-credit of Shares lodged for Dematerialization	18
2.	Non-receipt of share Certificates sent for Transfer	11
3.	Others	42
(B)	**Direct Cases**	
1.	Non-receipt of Share Certificates	167
2.	Others	26
	Total	**264**

There were no outstanding complaints as on March 31, 2007. None of the complaints during the period remained pending for more than 30 days. 142 requests for transfers and 367 requests for dematerialization were pending for approval as on March 31, 2007, which were approved and dealt with by April 5, 2007.

6 General Body Meetings

6.1 The Company held its last three **Annual General Meetings** as under :

Year	Date	Venue	Time	Special Resolutions passed
2006	January 19, 2006	4th Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021	3.00 p.m.	None
2005	June 27, 2005	Ground Floor, Chitrakoot, Shreeram Mills Premises, Ganpatrao Kadam Marg, Worli, Mumbai 400 013	3.15 p.m.	None
2004	September 4, 2004	Ground Floor, Chitrakoot, Shreeram Mills Premises, Ganpatrao Kadam Marg, Worli, Mumbai 400 013	11.30 a.m.	None

6.2 Extraordinary General Meeting

During the period, the Company held an Extraordinary General Meeting on April 14, 2006 for passing a special resolution for issue of equity shares/warrants on preferential basis.

6.3 Postal Ballot

During the period, Special Resolutions were passed through Postal Ballot which related to (i) increase in Authorised Capital and alteration of Articles of Association (ii) issue of securities under Employees Stock Option Scheme, (iii) payment of Commission to Non-Executive Directors, (iv) raising of resources through issue of securities in the international markets, (v) increase in limits for FII investment and (vi) shifting of Registered office of the Company from the State of Maharashtra to the State of Goa. The results were announced on March 31, 2006. Shri Anil Lohia, Chartered Accountant, was appointed as the Scrutinizer for overseeing the Postal Ballot process. The above special resolutions have been passed with the requisite majority as per the following details.

Postal Ballot Results

Sr. No	Particulars of Special Resolutions	Percentage of votes cast in favour of resolution
1.	Increase in Authorised Capital and alteration of Articles of Association	91.063
2.	Issue of securities under Employees Stock Option Scheme	99.775
3.	Payment of Commission to Non-Executive Directors	99.712
4.	Raising of resources through issue of securities in international market	81.936
5.	Increase in limit for FII investment	99.778
6.	Shifting of Registered Office	99.897

The Company has complied with the procedures for Postal Ballot in terms of the Companies (Passing of Resolution by Postal

Ballot) Rules, 2001 and amendments thereto.

The Board has not recommended any special resolution for approval of the Members at the ensuing 7th Annual General Meeting.

7. Disclosures

7.1 The Company has entered into related party transactions as set out in the notes to accounts, which are not likely to have a conflict with the Company's interest.

7.2 No penalty or stricture has been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority, on any matter related to the capital markets, during the last 3 years.

8. Compliance with other mandatory requirements

8.1 Management Discussion and Analysis:

A Management Discussion and Analysis Report forms part of the Annual Report and includes discussions on various matters specified under clause 49(IV)(F) of the Listing Agreement.

8.2 Subsidiary Companies:

The Company did not have a material non-listed Indian Subsidiary during 2006-07.

8.3 Disclosures:

8.3.1 Related Party Transactions

The details of all transactions with related parties are placed before the audit committee on quarterly basis.

8.3.2 Disclosure of Accounting Treatment

In the preparation of financial statements, the Company has followed the Accounting Standards issued by the Institute of Chartered Accountants of India to the extent applicable.

8.3.3 Disclosures on Risk Management

The Company has laid down procedures to inform Board members about the risk assessment and minimisation procedures which is periodically reviewed by the Board.

8.3.4 Proceeds from the Preferential Issue of Warrants

The Company had, during the period allotted 12,00,00,000 Equity Shares at Rs. 25.65 per share (including a premium of Rs. 20.65) to Anadha Enterprise Private Limited, a Promoter Company. The Company had also during the period allotted 29,00,00,000 share warrants to Anadha Enterprise Private Limited. The said investments were subsequently transferred to AAA Power Systems (Global) Pvt Ltd (AAA Global) pursuant to Scheme of Arrangement sanctioned by the High Court of Bombay vide order dated 04.08.2006. The details of utilisation of such proceeds are disclosed to the Audit Committee. The Company has not utilised these funds for purposes other than those stated in the notice convening the general meeting.

8.3.5 Code of Conduct

The company adopted the code of conduct and ethics for directors and senior management. The code had been circulated to all the members of the board and senior management and the same had been put on the company's website www.rnrl.in. The board members and senior management have affirmed their compliance with the code and a declaration signed by the Manager of the company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of clause 49-V of the listing agreement) is given below:

It is hereby declared that the company has obtained from all members of the board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the company for the year 2006-07.

Ashish Karyekar
Manager

8.3.6 CEO/CFO Certification

A certificate from Manager and Chief Financial Officer on the financial statements of the Company was placed before the Board.

8.3.7 Review of Directors' Responsibility Statement

The Board in its report have confirmed that the annual accounts for the period ended March 31, 2007 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

9. Compliance with Non-mandatory requirements

9.1 Tenure of Independent Directors on the Board

The tenure of Independent Directors on the Board of the Company shall not exceed, in the aggregate, a period of nine years.

9.2 Remuneration Committee

The Board has set up a Remuneration Committee details whereof are furnished at serial No 4 of this Report.

9.3 Audit Qualifications

Strategic decisions were taken during the period resulting in unqualified financial statements of the Company.

9.4 Training of Board Members

A programme has been devised to train Board members in the business model of the Company, risk profile of the business parameters and their responsibilities as directors.

9.5 Whistle Blower Policy

The Company has formulated a policy to prohibit managerial personnel from taking adverse personnel action against employees disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry in to whistleblower complaint received by the Company.

Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the audit committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the Company have been denied access to the Grievance Redressal mechanism of the Company.

10. Means of Communication

Information like quarterly financial results and media releases on significant developments in the company as also presentations that have been made from time to time to the media and analysts are hosted on the company's web site and has also been submitted to the stock exchanges on which the company's equity shares are listed, to enable them to put them on their own web sites. The quarterly financial results are published in Free Press Journal & Navshakti.

EDIFAR:

As per the requirements of Clause 51 of the Listing Agreement, all the data relating to quarterly financial results, shareholding pattern etc are being electronically filed on the electronic data information filing and retrieval (EDIFAR) website of SEBI www.sebiedifar.nic.in within the timeframe prescribed in this regard.

11. Auditiors certificate on Corporate Governance

The Auditor's certificate on compliance with clause 49 of the listing agreement relating to corporate governance is published as an annexure to the Director's Report

12. General Shareholder Information

The mandatory as also various additional information of interest to investors is voluntarily furnished in a separate section on Investor Information elsewhere in this Report.

Investor Information

a) Annual General Meeting

Date : July 10, 2007

Time : 1.30 p.m. or soon after AGM of Reliance Energy Limited convened for the same day.

Venue : Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

b) Financial Year

The financial year of the company is from April 1 to March 31 each year. The previous financial year was from January 1, 2006 to March 31, 2007.

Key Financial Reporting Dates for the Year 2007-08

Unaudited Results for the First Quarter ended June 30, 2007	: On or before July 31, 2007
Unaudited Results for the Second Quarter/half year ended September 30, 2007	: On or before October 31, 2007
Unaudited Results for the Third Quarter ended December 31, 2007	: On or before January 31, 2008
Audited Results for the Financial Year 2007-08	: On or before June 30,2008

c) Date of Book Closure

Saturday June 30, 2007 to Tuesday, July 10, 2007 (both days inclusive)

d) Listing on Stock Exchanges

i. Stock Exchanges on which the shares of the Company are listed

1. National Stock Exchange of India Limited
   Exchange Plaza, Bandra-Kurla Complex
   Bandra (East), Mumbai 400 051
   Telephone : 022-2659 8235/8236/8100/8114
   Facsimile : 022-2659 8237/38
   E-mail : cmlist@nse.co.in
   Website : www.nseindia.com
2. Bombay Stock Exchange Limited
   1st Floor, New Trading Ring
   Rotunda Building, P J Towers
   Dalal Street, Fort
   Mumbai 400 001
   Telephone : 022-2272 1233/34
   Facsimile : 022-2272 2037/2041/3719
   E-mail : corp.relations@bseindia.com
   Website : www.bseindia.com

ii. Stock Exchange on which the GDRs of the Company are listed

Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg (Luxg)
11 Avenue de la Porte-Neuve
L-2227, Luxembourg
G.D. Luxembourg
Telephone : 00352 477936-1
Facsimile : 00352 473298

The listing fees payable to BSE & NSE for 2007-08 & to Luxg for 2006 have been paid in full by the company.

iii Depositary Bank for GDR holders

Depositary	Custodian
Deutsche Bank Trust Company Americas 60 Wall Street, New York 10005	**Deutsche Bank AG Mumbai Branch** DB House, 2nd Floor Hazarimal Somani Marg, Fort Mumbai 400 001 India

e) (i) Stock Codes/Symbol

Bombay Stock Exchange Limited : 532709

National Stock Exchange of India limited : RNRL

(ii) Security Codes of RNRL GDRs

	Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	75948P101	75948P200
ISIN	US75948P1012	US75948P2002
Common Code	025317955	025318200

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market. The Rule 144A GDRs has been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

(iii) Demat ISIN number in NSDL and CDSL for equity shares : INE328H01012

f) Registrar and Share Transfer Agents

Karvy Computershare Private Limited
Unit: Reliance Natural Resources Ltd.
Plot No 17-24, Vittal Rao Nagar, Madhapur
Hyderabad 500 081
Andhra Pradesh, India
Tel : 040 – 2342 0815-0825
Fax: 040- 2342 0859
e-mail: rnrl@karvy.com

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests and other related correspondence directly to Karvy Computershare Private Limited at the above address for speedy response.

g) Website

The website of the Company www.rnrl.in contains a sub-menu on Investor Relations. It carries comprehensive database of information of interest to our investors including on the results of the Company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the Company and the services rendered / facilities extended by the Company to our investors.

h) Dedicated e-mail for Investor Grievance

To enable investors to register their grievances, the Company has designated an exclusive e-mail id viz. rnrl.investor@relianceada.com. All investors are requested to avail this facility.

i) **Compliance Officer:**

Shri Ashish S Karyekar, Deputy Company Secretary is the Compliance Officer of the Company.

j) **Market Price Information**

The reported high and low closing prices and volume of Equity Shares of the Company traded during the period on BSE and NSE are set out in the following table

Stock Price and Volume

Monthly high and low quotations as also the volume of shares traded on Mumbai and National Stock Exchange

	Mumbai (BSE)			NSE			GDRs	
2006-2007	Highest Rs.	Lowest Rs.	Volume Nos.	Highest Rs.	Lowest Rs.	Volume Nos.	Highest US $	Lowest US$
March	41.45	16.85	280648185	41.65	16.80	501379526	NA	NA
April	36.75	28.60	73436846	36.80	28.60	162315103	NA	NA
May	34.15	23.90	99129639	34.25	23.85	220487604	NA	NA
June	26.40	17.80	31577765	26.70	17.75	75274835	NA	NA
July	25.35	19.70	39397909	25.40	19.70	88569967	NA	NA
August	23.00	19.70	23649666	22.05	19.50	63706633	0.88	0.87
September	25.10	19.50	52166654	25.35	19.55	97321566	1.01	0.86
October	25.60	22.40	54119159	25.65	22.40	102944019	1.12	0.99
November	26.60	22.40	72626760	26.60	22.40	114966840	1.01	0.85
December	23.80	20.85	27365518	23.70	20.75	49142065	1.09	0.84
January	29.50	21.05	156834986	29.50	20.95	241537540	1.24	0.85
February	30.65	22.10	121769012	30.70	21.50	183010832	1.24	0.90
March	24.20	21.75	57939768	24.20	21.70	91876549	1.07	0.89

k) **Comparative price chart**


4500
4000
3500
3000
2500
2000
1500
1000
500
0
S & P CNX Nifty
35
30
25
20
15
10
5
0
RNRL Share Price on NSE (Closing)
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Month
S & P CNX Nifty Close
RNRL Share Price on NSE

l) **Share Transfer System**

Physical Share transfers are registered and returned generally within a period of seven days from the date of receipt, if the documents are correct and valid in all respects. Shareholders / Investors are requested to send share transfer related documents directly to our Registrar and Share Transfer Agents whose address is given earlier in this section. An executive of the Company is authorised to approve transfer of shares

As required under Clause 47(c) of the listing agreements entered into by the Company with Stock Exchanges, a certificate is obtained every six months from a practising Company Secretary, inter alia, confirming completion of transfer, transmission, sub-division, consolidation, renewal and exchange of equity shares and bonds in the nature of Debentures within one month of their lodgment. The certificates are forwarded to BSE and NSE, where the equity shares are listed, within 24 hours of issuance and also placed before the Board.

m) Shareholding Pattern as on 31.03.2007

Category	As on 31.03.2007	
	No. of Shares	Percentage
A Holding of the Promoter Group		
AAA Power Systems (Global) Private Limited	69,82,41,254	47.40
Reliance Innoventures Private Limited	1,15,29,001	0.78
Hansdhwani Trading Company Private Limited	40	0.00
Reliance Capital Limited	1,64,92,758	1.12
Sonata Investments Limited	5,00,000	0.03
Anil D Ambani	18,59,171	0.13
Tina A Ambani	16,50,832	0.11
Kokila D Ambani	36,65,227	0.25
Jai Anmol A Ambani (through father and natural guardian Shri Anil D Ambani)	16,69,759	0.11
Jai Anshul A Ambani (through father and natural guardian Shri Anil D Ambani)	100	0.00
Sub-Total	**73,56,08,142**	**49.93**
B Non-Promoters Holding		
1 Institutional Investors		
(a) Mutual Funds and Unit Trust of India	1,45,94,519	0.99
(b) Banks, Financial Institutions, Insurance Companies, Governments	7,93,59,748	5.39
(c) Foreign Institutional Investors	5,08,45,937	3.45
Sub-Total	**14,48,00,204**	**9.83**
2 Others		
(a) Private Corporate Bodies	10,18,41,914	6.91
(b) Indian Public/Others	45,35,83,659	30.79
(c) Non Resident Indians/Overseas Corporate Bodies	1,89,47,235	1.29
(d) Deutshe Bank Trust Company Americas (for GDRs)	1,83,49,268	1.25
Sub-Total	**59,27,22,076**	**40.24**
Grand Total	**1,47,31,30,422**	**100.00**

Group coming within the definition of 'group' as defined under Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969).

The following persons constitute the 'group' coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise, control, directly or indirectly, over the Company.

Shri Anil Dhirubhai Ambani
Smt. Tina A Ambani
Smt. Kokila D Ambani
Master Jai Anmol A Ambani
Master Jai Anshul A Ambani
Reliance Innoventures Private Limited
AAA Enterprises Private Limited
AAA Communication Private Limited
AAA Project Ventures Private Limited
AAA Power Systems (Global) Private Limited
Anadha Enterprise Private Limited
Bhavan Mercantile Private Limited
Reliance General Insurance Company Limited
Sonata Investments Limited
Hansdhwani Trading Company Private Limited
Reliance Capital Limited
Reliance Limited
Reliance India Private Limited
Dhirubhai Ambani Enterprises Private Limited
K D Ambani Trust
AAA Industries Private Limited
Reliance Enterprises and Ventures Private Limited
AAA Global Ventures Private Limited
Ambani Industries Private Limited
AAA International Capital Private Limited
Ambani International Private Limited
AAA Business Machines Private Limited
Reliance Big Private Limited
ADA Enterprises and Ventures Private Limited
ADAE Global Private Limited
Ikosel Investments Limited
Ashban Company Limited
Reliance Land Private Limited
Reliance Net Limited
Reliance Communications Limited
Reliance Energy Limited
Adlabs Films Limited
Reliance Energy Generation Limited
Reliance Telecom Infrastructure Limited
Reliance Communications Infrastructure Limited
Reliance Telecom Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

n) **Top 10 Shareholders as on March 31, 2007**

Sr. No.	Name of the Shareholder(s)	No. of Shares	% to total Shareholding
1	AAA Power Systems (Global) Private Limited	69,82,41,254	47.40
2	Life Insurance Corporation Of India	5,94,71,480	4.04
3	Reliance Capital Limited	1,64,92,758	1.12
4	Reliance Capital Trustee Co. Ltd. A/C Reliance Diversified Power Sector Fund	1,40,00,000	0.95
5	Reliance Innoventures Private Limited	1,15,29,001	0.78
6	Reliance Enterprises Limited	1,03,55,391	0.70
7	Quantum (M) Limited	79,35,953	0.54
8	Dimensional Emerging Markets Value Fund Inc	67,86,159	0.46
9	Merrill Lynch Global Allocation Fund Inc	54,00,000	0.37
10	Oppenheimer Funds Inc. A/C Oppenheimer Developing Markets Fund	50,10,963	0.34

o) **Distribution of Shareholding**

	Number of Shareholders as on 31.03.2007		Total Shares on 31.03.2007	
Number of shares	Number	%	Number	%
Up to 500	19,31,826	92.49	15,99,88,446	10.86
500 to 5000	1,47,436	7.06	19,34,30,256	13.13
5001 to 100000	9,069	0.43	12,56,35,314	8.53
100000 and above	348	0.02	99,40,76,406	67.48
Total	**20,88,679**	**100.00**	**1,47,31,30,422**	**100.00**

p) **Investors' grievances attended**

Received From	Received during 2006-2007	Redressed during 2006-2007	Pending as on 31.03.2007
Securities and Exchange Board of India	19	19	0
Stock Exchanges	36	36	0
NSDL / CDSL	16	16	0
Direct from Investors	193	193	0
Total	**264**	**264**	**0**

q) **Analysis of Grievances**

Sl. No	Particulars	Number 2006-07	Percentage 2006-07
(A)	**Regulatory Bodies:**		
1	Non-credit of Shares lodged for Dematerialization	18	6.82
2	Non-receipt of Share Certificates sent for Transfer	11	4.17
3	Others	42	15.91
(B)	**Direct Cases:**		
1	Non-Receipt of Share Certificates	167	63.25
2	Others	26	9.85
	Total	**264**	**100.00**

r) **Dematerialisation of Shares**

Status of dematerialization of shares as of March 31, 2007 is as under:

Electronic holdings			Physical holdings			Total		
No. of Beneficial Owners	No. of Shares	Percentage	No. of folios	No. of Shares	Percentage	No. of shareholders	No. of shares	Percentage
9,85,485	1,27,83,26,868	86.78	11,03,194	19,48,03,554	13.22	20,88,679	1,47,31,30,422	100.00

The Equity shares of the Company are actively traded on the Indian Stock Exchanges

s) **Equity History**

Details of issue of Equity Shares

Dates	Particulars of Issue	No. of Shares	Total No. of Shares	Nominal Value of Shares Rs.
27.01.2006	Allotment of shares on demerger of Reliance Industries Limited	1,22,31,30,422	1,22,31,30,422	6,11,56,52,110
28.04.2006	Allotment of shares under Preferential Issue	+12,00,00,000	1,34,31,30,422	6,71,56,52,110
29.03.2007	Allotment of shares on conversion of warrants	+13,00,00,000	1,47,31,30,422	7,36,56,52,110

Depository Services: For guidance on depository services, shareholders may write to the RTA of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Telephone: (022) 24972964-70, Facsimile : (022) 24972993 / 24976351, e-mail : info@nsdl.co.in, website : www.nsdl.com or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 28th Floor, Dalal Street, Mumbai 400 023. Telephone: 022-2272 3333 Facsimile: (022) 2272 3199/2072, web site: www.cdslindia.com, e-mail: investors@cdslindia.com

t) **Outstanding GDRs / Warrants and Convertible Bonds**

The GDRs outstanding as on March 31, 2007 represent 1,83,49,268 shares constituting 1.25% of the paid up capital of the Company. The Company had in April, 2006 allotted 29,00,00,000 warrants of Rs. 25.65 to Anadha Enterprise Private Limited, a Promoter Company on a preferential basis. The holder of the warrant will be entitled to apply and be allotted one equity share of Rs. 5 each at a price of Rs. 25.65 (including a premium of Rs. 20.65) against each warrant any time after the date of allotment but on or before October 27, 2007. As of March 31, 2007, 16,00,00,000 warrants are outstanding. Pursuant to the approval accorded by the members through postal ballot on March 31, 2006, the Company had in October 2006 raised US $ 300 million (Rs. 1,350 crore) through an issue of 4.928% Foreign Currency Convertible Bonds (FCCBs). The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the company from 1,47,31,30,422 equity shares of Rs. 5 each to 1,99,94,57,345 shares of Rs. 5 each. The entire FCCBs are outstanding as of March 31 2007.

u) **The Company does not have manufacturing or processing plants**

v) **Eliminate Duplicate Mailing**

If you hold the Equity Shares of the Company in more than one Folio in your name or with the same address as other shareholders of the Company, you may authorise the Company to discontinue mailing of multiple Annual Reports.

w) **Odd Lot Shares Scheme for small shareholders**

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, the Company has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. This scheme is available to shareholders of Reliance Natural Resources Limited, who hold shares in odd lots. The shareholders who wish to avail of the above facility can collect the forms from the Registered Office of the Company or can write to the RTA of the Company or download them from the Investor Relations section at our web site www.rnrl.in.

x) **Legal Proceedings**

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not of material in nature.

y) **Policy on Insider Trading**

The Company has formulated a Code of Conduct for Prevention of Insider Trading in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended on February 20, 2002. The Board has appointed Shri Ashish S Karyekar, Deputy Company Secretary as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider or by any other Company, while in possession of unpublished Price Sensitive Information in relation to the Company during certain prohibited periods. The code is available on the Company's web site.

z) **Secretarial audit for reconciliation of Capital**

The Securities and Exchange Board of India has directed vide Circular No.D&CC/ FITTC/CIR-16/2002 dated December 31, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz., NSDL and CDSL and in physical form with the total issued / paid-up capital.

The said certificate, duly certified by a qualified Chartered Accountant is submitted to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the Certificate is also placed before the Board of Directors of the Company.

Address for Correspondence

Queries relating to the financial statements of the Company may be addressed to:	Investors' correspondence may be addressed to the Compliance Officer of the Company:
Shri Ashish Tambawala Chief Financial Officer Reliance Natural Resources Limited Reliance Energy Centre Santa Cruz (East) Mumbai 400 055 Telephone: (022) 30099400 Facsimile: (022) 3009 9741	Shri Ashish S Karyekar Deputy Company Secretary Reliance Natural Resources Limited H Block, 1st Floor Dhirubhai Ambani Knowledge City Navi Mumbai 400 710 Telephone : (022) 3038 6109 Facsimile : (022) 3037 6622

Investor Service Centres of Karvy Computershare Private Limited

Sl. No.	City/Centre	STD Code	Phone - Off.	Fax	E-mail Id
1	Agra	0562	2526660 to 63		ksblagra@karvy.com
2	Ahmedabad	079	26420422, 26400527, 28	26565551	ahmedabad@karvy.com
3	Aligarh	0571	2509106 to 08		aligarh@karvy.com
4	Allahabad	0532	2260291, 2260292	2561073	ksblanantpur@karvy.com
5	Anantapur	08554	249601, 249607, 249608	249608	ksblanantpur@karvy.com
6	Ankaleshwar	02646	243291, 243292		ksblankleshwar@karvy.com
7	Aurangabad	02432	2363517, 23, 24, 30		ksblabad@karvy.com
8	Bangalore	080	26621192, 26621193	41312645	ircbangalore@karvy.com
9	Bareilly	0581	24676809, 3207699	2476797	ksblbareilly@karvy.com
10	Belgaum	0831	2402544, 2402722	2402933	ksblbelgaum@karvy.com
11	Bellary	08392	254531, 254532	254533	ksblbellary@karvy.com
12	Bharuch	02642	225207, 225208		ksblbharuch@karvy.com
13	Bhavnagar	0278	2567005, 2567006		bhavnagar@karvy.com
14	Bhimavaram	08816	231766, 67, 68, 69	231769	ksblbvaram@karvy.com
15	Bhopal	0755	3013113, 3010728, 3010731	2760890	ksblbhopal@karvy.com
16	Bhubneshwar	0674	2547531 to 3, 531532	2546915	ksblbbsr@karvy.com
17	Calicut	0495	2760882,.2760884	2369522	ksblcalicut@karvy.com
18	Chandigarh	0172	5071726 to 728,	5071725	chandigarh@karvy.com
19	Chennai	044	28151793, 94, 4781	28153181	ksblmadras@karvy.com
20	Narasaraopet	08647	257501 to 503	257502	ksblchpet@karvy.com
21	Coimbatore	0422	2237501 to 506,4377211	2237507	ksblcomibatore@karvy.com
22	Cuttack	0671	2335175, 3110827	2335175	ksblcuttack@karvy.com
23	Dehradun	0135	2713351, 2714046	2714047	ksbldehradun@karvy.com
24	Dindigul	0451	2436077, 2436177	2436077	dindigul@karvy.com
25	Durgapur	0343	2586375 to 77		ksbldurgapur@karvy.com
26	Eluru	08812	227851, 52, 54	227854	ksbleluru@karvy.com
27	Erode	0424	2225603, 225615	2216160	erode@karvy.com
28	Ghaziabad	0120	2701886, 2701891		ksblghaziabad@karvy.com
29	Gobichettipalayam	04285	226275, 226276		gobi@karvy.com
30	Gorakhpur	0551	2346519, 2333825	2349525	ksblgorakhpur@karvy.com
31	Guntur	0863	2326681, 2326686	6641102	ksblguntur@karvy.com
32	Haldia	03224	276755 to 57		ksblhaldia@karvy.com
33	Hubli	0836	2232773, 2237774	2353961	hubli@karvy.com
34	Hyderabad	040	23312454, 23320251	23312946	anitha@karvy.com
35	Indore	0731	5069891, 5069892	5069894	indore@karvy.com
36	Jaipur	0141	2375039, 99, 2363321	2378703	jaipur@karvy.com
37	Jamnagar	0288	2557862 to 65, 3299330		jamnagar@karvy.com
38	Jamshedpur	0657	2487020, 2487045		jamshedpur@karvy.com
39	Junagadh	0285	2624154, 2624140		junagadhdp@karvy.com
40	Kakinada	0884	2387382, 2387383		ksblkakinada@karvy.com
41	Kanpur	0512	2330127, 2331445, 3246390	2331445	irckanpur@karvy.com
42	Karaikudi	04565	237192, 237193	2341891	karaikudi@karvy.com
43	Karur	04324	241892, 241893	241891	karur@karvy.com
44	Kochi	0484	2310884, 2316406, 2322152	2323104	ksblcochin@karvy.com
45	Kolkata	033	24655006, 5392, 0982, 8369	24644866	ksblcalcutta@karvy.com

Investor Service Centres of Karvy Computershare Private Limited

Sl. No.	City/Centre	STD Code	Phone - Off.	Fax	E-mail Id
46	Lucknow	0522	2236820 to 26	2236826	adminluknow@karvy.com
47	Madurai	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com
48	Mangalore	0824	2492302, 2496332	2496283	mangalore@karvy.com
49	Mattancherry	0484	22,232,432,211,229		ksblmattancherry@karvy.com
50	Mumbai (Andheri)	022	26730799, 843, 311, 867	26730152	pbamlani@karvy.com; mumbaiandheri@karvy.com
51	Mumbai (Fort)	022	56382666, 56381746, 1747, 1748, 1749, 1750	22040171	shailesh@karvy.com, mumbaifort@karvy.com
52	Mysore	0821	2524292, 2524294		mysore@karvy.com
53	Nadiad	0268	2563210, 2563245		nadiad@karvy.com
54	Nasik	0253	2577811, 5602542		ksblnasik@karvy.com
55	Nelloe	0861	2349935, 2349936, 23499367	2349939	ksblnellore@karvy.com
56	New Delhi	011	23324401, 23353835, 981	23324621	ircdelhi@karvy.com
57	Palghat	0491	2547143, 2547373		palghat@karvy.com
58	Panjim	0832	2426870,71, 72,74	2426873.	rksblpanajim@karvy.com
59	Patna	0612	2321354,55 , 56, 57		ksblpatna@karvy.com .
60	Pondicherry	0413	2220636, 2220640,	2220659	ksblproddatur@karvy.com
61	Proddatur	08564	250822, 250823, 250824		ksblprddatur@karvy.com
62	Pune	020	25539547-25532078, 25533795	25533742	rispune@karvy.com
63	Rajahmundry	0883	2434468, 2434469	2434471	ksblrjm@karvy.com
64	Rajkot	0281	2239403, 2239404, 2239338	2233179	rajkotris@karvy.com
65	Ranchi	0651	2330386, 2330394		ranchi@karvy.com
66	Dudhi	05446	254201		renukoot@karvy.com
67	Rourkela	0661	2510770, 2510771, 2510772		rourkela@karvy.com
68	Salem	0427	2335700 to 705	2335705	salem@karvy.com
69	Shimoga	08182	228795, 228796, 227485	2226747	shimoga@karvy.com
70	Surat	0261	3017155/60,58,59	3017155	ksblsurat@karvy.com
71	Thanjavur	04362	279407, 279408		tanjore@karvy.com
72	Theni	04546	261285, 261108		jaya@karvy.com, theni@karvy.com
73	Tirupathi	0877	2252756		ksbltirupati@karvy.com
74	Tirupur	0421	2205865, 5330158		tirupur@karvy.com
75	Trichur	0487	2,322,483,484,493,490		josephka@karvy.com
76	Trichy	0431	2798200, 2791000, 2791322	2794132	trichy@karvy.com
77	Thiruvananthapuram	0471	2725989, 2725990, 2725991	4011924	ksbltvm@karvy.com
78	Tumkur	0816	2261891, 2261892, 2261893		tumkur@karvy.com
79	Udupi	0820	2530962, 2530963		udupi@karvy.com
80	Vadodara	0265	2225325, 5168, 89	2363207	ksblbaroda@karvy.com
81	Vallabh-Vidhyanagar	02692	248980, 248873		vvnagar@karvy.com
82	Varanasi	0542	2225365, 222814	2223814	ksblvaranasi@karvy.com
83	Vijayawada	0866	2495200, 400, 500, 600,700,800	2495300	vijayawada@karvy.com
84	Vishakhapatnam	0891	2752915 to 18		ksblvizag@karvy.com
85	Vishakapatnam - Gajuwaka	0891	2511685, 2511686		ksblgajuwaka@karvy.com

Auditors' Report on Abridged Accounts

To,
The Members of Reliance Natural Resources Limited

We have examined the attached abridged Balance Sheet of Reliance Natural Resources Limited ('the Company') as at March 31, 2007 and the related abridged Profit and Loss Account for the period ended on that date annexed thereto and the Cash Flow Statement for the period ended on that date, together with the notes thereon. These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the financial statements of the Company for the period ended March 31, 2007 prepared in accordance with Schedule VI of the Companies Act, 1956 and is covered by our report of even date to the members of the Company which report is attached.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 25, 2007

Auditors' Report

To,
The Members of Reliance Natural Resources Limited

1. We have audited the attached Balance Sheet of Reliance Natural Resources Limited ('the Company') as at March 31, 2007, and the Profit and Loss Account for the period ended on that date annexed thereto and the Cash Flow Statement for the period ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227 (4A) of the Act, and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.
4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:-
   a. We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purposes of our audit;
   b. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   c. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;
   d. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;
   e. On the basis of written representations received from the directors, as on March 31, 2007, and taken on record by the Board of Directors, we report that none of the directors of the Company is disqualified as on March 31, 2007 from being appointed as a director in terms of Section 274(1)(g) of the Act;
   f. In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give in the prescribed manner, the information required by the Act and also give, a true and fair view in conformity with the accounting principles generally accepted in India:
      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2007;
      (ii) in the case of the Profit and Loss Account, of the profit for the period ended on that date; and
      (iii) in the case of the Cash Flow Statement, of the cash flows for the period ended on that date.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 25, 2007

Annexure referred to in paragraph 3 of Auditors' Report of even date to the members of Reliance Natural Resources Limited on the Financial Statements for the period ended March 31, 2007

1. The Company has maintained proper records to show full particulars, including quantitative details and situation, of its fixed assets. We have been informed that all fixed assets of the Company are physically verified by the Management during the period according to the programme designed and no material discrepancies were noticed.
2. During the period, a substantial part of fixed assets have not been disposed of by the Company.
3. In our opinion, there is no physical inventory in existence and hence the question of physical verification and comparison with the inventory records does not arise.
4. The Company has not granted secured or unsecured loans to the companies covered in the register maintained under Section 301 of the Act.
5. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Act.
6. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchase of fixed assets and for the sale of goods and services. Further, on the basis of our examination of the books and records of the Company, and according to the information and explanation given to us, we have neither come across nor have we been informed of any continuing failure to correct major weaknesses in the aforesaid internal control system.
7. According to the information and explanations given to us, there are no contracts or arrangements referred to in Section 301 of the Act that need to be entered in the register required to be maintained under that section.
8. The Company has not accepted any deposits from the public within the meaning of Section 58A and 58AA of the Act and the rules framed there under.
9. In our opinion, the Company's present internal audit system is commensurate with its size and nature of its business.
10. On the basis of information given to us by management of the Company, no cost records are prescribed by the Central Government of India under Section 209(1)(d) of the Act .
11. According to the books and records as produced before us and in accordance with generally accepted auditing practices in India and also based on Management representations, undisputed statutory dues in respect of Provident Fund, Employees' State Insurance dues, Income Tax, Service Tax and Cess and other material statutory dues have been regularly deposited, by the Company during the period with the appropriate authorities in India.
12. As at March 31, 2007, there have been no disputed dues which have not been deposited with the respective authorities in respect of Income Tax, Wealth Tax, Excise Duty, Service Tax and Cess.
13. The Company has neither accumulated losses as at March 31, 2007, nor incurred any cash losses during the financial period ended on that date, however the Company has incurred cash loss in the immediately preceding financial period.
14. According to the records of the Company, it has not defaulted in repayment of dues to any financial institution or bank or debenture holders during the period.
15. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
16. In our opinion, considering the nature of activities carried on by the Company during the period, the provisions of any special statute applicable to chit fund / nidhi / mutual benefit fund / societies are not applicable to it.
17. In our opinion, the Company has not dealt or traded in shares, securities, debentures and other investments.
18. In our opinion and according to the information and explanations given to us, the company has not given any guarantee for loans taken by others from banks or financial institutions during the period.
19. On the basis of review of utilization of funds pertaining to term loans on overall basis and related information as made available to us, the term loans taken by the Company have been applied for the purpose for which they are obtained except for Foreign Currency Convertible Bonds of Rs.1,27,552 lakh which pending utilization are invested in Bank Deposit as short term investment.
20. On the basis of an overall examination of the balance sheet of the Company, in our opinion and according to the information and explanations given to us, there are no funds raised on a short term basis which have been used for long term investment.
21. The Company has made preferential allotment of shares to a company listed in the register maintained under Section 301 of the Act during the period. The price at which the shares have been issued is not prejudicial to the interest of the Company.
22. The Company has not issued any debentures during the period and hence question of creation of security or charge in respect thereof does not arises.
23. The Company has not raised any money by public issue during the period.
24. On the basis of examination of books of accounts and other records of the Company, we have not come across any fraud on or by the Company, noticed or reported during the period, nor have we been informed of such case by the Management.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 25, 2007

Abridged Balance Sheet as at March 31, 2007
(Statement containing salient features of Balance Sheet as per Section 219(1)(b)(iv) of Companies Act, 1956)

	As at 31.03.2007		As at 31.12.2005	
	Rs. Lakhs	Rs. Lakhs	Rs. Lakhs	Rs. Lakhs
I. Sources of Funds				
(1) Shareholders' Funds				
(a) Capital				
(i) Equity	73,656.52		5.00	
(ii) Share Capital - pending allotment	-		61,156.52	
(iii) Equity warrants issued and Subscribed	4,112.00		-	
(b) Reserves and Surplus				
(i) Capital Reserve	5.00		-	
(ii) Surplus in Profit and Loss Account	2,694.40		-	
(iii) Share Premium Account	48,766.72		-	
		1,29,234.64		61,161.52
(2) Loan Funds				
Unsecured Loans		1,30,410.00		-
Total of (1) and (2)		2,59,644.64		61,161.52
II. Application of Funds				
(1) Fixed Assets:				
Net Block (Original cost less depreciation)		38,304.96		39,678.60
(2) Investments :				
Others (other than Government securities & Investment in Subsidiary companies)				
- Quoted [Market value Rs. 33,564.89 (P.Y. Nil)]	33,564.03		-	
- Unquoted	3.12	33,567.15	5.67	5.67
(3) Deferred Tax Asset		142.50		147.66
(4) (i) Current Assets, Loans and Advances				
(a) Sundry Debtors	2,626.06		-	
(b) Cash and Bank Balances	1,51,999.78		3.80	
(c) Other Current Assets	646.57		-	
(d) Loans and Advances				
To Others (other than subsidiaries)	39,937.20		21,197.37	
	1,95,209.61		21,201.17	
(ii) Less: Current Liabilities and Provisions				
(a) Current Liabilities	6,021.04		162.96	
(b) Provisions	1,558.54		-	
	7,579.58		162.96	
Net Current Assets (i) - (ii)		1,87,630.03		21,038.21
(5) Profit and Loss Account		-		291.38
Total of (1) to (5)		2,59,644.64		61,161.52

Refer Notes forming part of the Abridged Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated April 25, 2007

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
M.No. :113904

Place: Mumbai
Date: April 25, 2007

For and on behalf of the Board

Anil D Ambani
Chairman

S L Rao
Director

J L Bajaj
Director

Bakul Dholakia
Director

Ashish Karyekar
Deputy Company Secretary

Place: Mumbai
Date: April 25, 2007

Abridged Profit and Loss Account for the period ended March 31, 2007
(Statement containing salient features of Profit & Loss Account as per Section 219(1)(b)(iv) of Companies Act, 1956)

		For the Fifteen months period ended 31.03.2007 Rs. Lakhs	For the Nine months period ended 31.12.2005 Rs. Lakhs
I Income			
- Sales		10,722.76	-
- Income from fuel handling and service charges		4,345.37	-
- Dividend		49.83	-
- Interest		7,546.98	
- Other income		2,350.95	0.09
		25,015.89	0.09
II Expenditure			
Cost of goods consumed / sold:			
(i) Opening Stock	-		-
(ii) Purchases	9,224.38		-
Less: Closing Stock	-	9,224.38	-
Cost of fuel handling and other services		3,735.95	-
Salaries, Wages and other employees benefits		148.74	-
Managerial remuneration		12.40	-
Interest and Finance Charges		3,316.92	-
Depreciation		1,136.01	398.92
Auditor's remuneration		11.43	1.65
Other expenses		2,875.07	38.13
		20,460.90	438.70
Profit / (Loss) before Taxation (I - II)		4,554.99	(438.61)
Provision for Taxation:			
Current Tax		1,527.22	-
Wealth Tax		10.52	-
Deferred Tax Liability / (Asset)		5.16	(147.66)
Fringe Benefit Tax		26.31	-
Profit / (Loss) after Tax		2,985.78	(290.95)
Balance of Profit / (Loss) brought forward from previous period		(291.38)	(0.43)
Balance carried to Balance Sheet		2,694.40	(291.38)
		Rupees	Rupees
Earnings per Equity Share (Face Value of Rs. 5 per share)			
Basic		0.23	(437.22)
Diluted		0.32	(437.22)

Refer Notes forming part of the Abridged Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated April 25, 2007

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
M.No. :113904

Place: Mumbai
Date: April 25, 2007

For and on behalf of the Board

Anil D Ambani
Chairman

S L Rao
Director

J L Bajaj
Director

Bakul Dholakia
Director

Ashish Karyekar
Deputy Company Secretary

Place: Mumbai
Date: April 25, 2007

1. **Significant Accounting Policies:**

(a) Basis of preparation of financial statements :

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of Companies Act, 1956 and comply with the Accounting Standards issued by the Institute of Chartered Accountants of India.

(b) Revenue Recognition Policy :

Sale of goods is recognized on transfer of property to the buyers for consideration. Income from fuel handling and service charges is recognized on the basis of services rendered as per the terms of contract

(c) Foreign Currency Transactions:

Foreign currency transactions are accounted at the exchange rates prevailing on the date of the transactions. Gains and losses, if any, at the year-end in respect of monetary assets and monetary liabilities not covered by the forward contracts are recognised in the Profit and Loss Account.

(d) Fixed Assets:

The gross block of Fixed Assets is stated at cost of acquisition or construction, including any cost attributable to bringing the assets to their working condition for their intended use.

(e) Depreciation / Amortisation:

Fixed assets have been depreciated under the 'Written Down Value Method' at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(f) Investments:

Long-term investments are stated at cost. In case of long term investments, provision/ write down is made for permanent diminution in value. Current investments are valued at lower of cost or fair value.

(g) Retirement Benefits:

Company's contribution to provident fund and superannuation fund are charged to the Profit and Loss Account. Gratuity and leave encashment are charged to the Profit and Loss Account on the basis of actuarial valuation.

(h) Accounting for Taxes on Income:

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realized in future. However, in respect of unabsorbed depreciation or carry forward loss, the deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the assets will be realized in future.

(i) Provisions:

Provisions are recognised when the Company has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

(j) Impairment of Assets:

If the carrying amount of fixed assets exceeds the recoverable amount on the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows.

Notes to Abridged Balance sheet as at March 31, 2007 and Abridged Profit & loss Account for the year ended on that date

2. Quantitative Information pursuant to Clause(3)(b)of Part II of Schedule VI :
(Note No. 3 - Schedule 14 of Annual Accounts)

	Particulars	For the 15 months period ended 31.03.2007		For the 9 months period ended 31.12.2005	
		Quantity MT	Value Rs. Lakhs	Quantity MT	Value Rs. Lakhs
Opening Stock:		---	---	---	---
Purchases: Sr. No.					
1.	Steaming (Non Coking) Coal	5,03,425.54	9,224.38	---	---
Sales: Sr. No.					
1.	Steaming (Non Coking) Coal	5,03,425.54	10,722.76	---	---
Closing Stock:		---	---	---	---

3. Related Parties Disclosure:

(Note No. 6. - Schedule 14 of Annual Accounts)

As per Accounting Standard-18 issued by the Institute of Chartered Accountants of India, the company's related parties and transactions are disclosed below:

(a) Parties where control exists: NIL

(b) Other related parties with whom transactions have taken place during the period :

(i) Associates — Reliance Patalganga Power limited (w.e.f. 31.03.2006) (Subsidiary upto 30.03.2006)

(ii) Enterprises over which key management personnel have control — Reliance Energy Limited

(iii) Key Management Personnel — (a) Shri Anil D Ambani - Chairman; (b) Shri Ashish Karyekar - Manager

(c) Details of transactions and closing balances during the period:

Rs. Lakhs

Nature of Transaction	Enterprise over which key management personnel have control: For the 15 months period ended 31.03.07	Enterprise over which key management personnel have control: For the 9 months period ended 31.12.05	Associate: For the 15 months period ended 31.03.07	Associate: For the 9 months period ended 31.12.05
Profit & Loss Account Heads:				
Incomes:				
(i) Sale of Trading Goods	10,722.78	---	---	---
(ii) Direct Income from Fuel Handling & service charges	4,345.38	---	---	---
Balance Sheet Heads:				
Sundry Debtors / recoverable advances	3,951.67	---	---	---
Sundry Advances given	---	---	---	1,228.67 *
Transactions during the year:				
a) Expenses incurred by related parties on our behalf	184.84	---	---	---
b) Expenses incurred for related parties	1,495.49	---	---	---
c) Sundry advances given	---	---	556.00 *	---

* Sundry Advances of Rs. 1,784.67 Lakh has been assigned to third party during the current period

4. **Deferred Taxation:** Computation of Deferred Tax Asset/ (Liability) :
(Note No. 7 - Schedule 14 of Annual Accounts)

Rs. Lakhs

		As at 31.03.2007	As at 31.12.2005
1.	Deferred Tax Asset on account of: Depreciation Difference	**142.50**	17.14
2.	Deferred tax asset on account of: Unabsorbed tax Losses	---	130.52
	Net Deferred Tax Asset	**142.50**	147.66

5. **(Note No. 8 - Schedule 14 of Annual Accounts)** The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Company.

6. **(Note No. 9(b) - Schedule 14 of Annual Accounts)** Based on the information and records available with the company, there are no companies which fall under the catagories defined under Micro, Small and Midium Enterprises Developement Act, 2006.

7. **Particulars of Shares / warrants allotted during the period:**
(Note No. 10 - Schedule 14 of Annual Accounts)

(a) In terms of the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited (RIL) and the Company, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Gas based Energy undertaking, to the Company. All the assets and liabilities were transferred pursuant to approval order of the Hon'ble High Court of Bombay dated December 9, 2005 and the same was filed with the Registrar of Companies, Maharashtra on December 21, 2005 and the appointed date as per the Scheme was September 1, 2005.

As per the said Scheme:

i. All the properties, investments, assets and liabilities relatable to 'Gas based Energy Undertaking' of RIL were transferred and vested in the Company on a going concern basis.

ii. The said transfer was effected at the values appearing in the books of RIL as at August 31, 2005 and recorded as such in the books of accounts of the company. The book value of assets over liabilities as on that date aggregated Rs. 296,77,23,254.

iii. In consideration of the demerger, the Company allotted 122,31,30,422 shares to the shareholders of RIL (except specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL on January 27, 2006.

iv. The share capital of the Company prior to January 27, 2006 is cancelled amounting to Rs. 5,00,000/- (1,00,000 shares) held by RIL and the balance of Rs. 5,00,000/- has been transferred to Capital Reserve.

(b) (i) 12,00,00,000 (face value Rs.6,000 Lakhs) Equity Shares to a corporate body on a preferential basis

(ii) 13,00,00,000 (face value Rs.6,500 Lakhs) Equity Shares on conversion of Warrants issued during the period. Accordingly, the paid-up Equity share Capital of the Company stands increased from Rs. 611,56.52 Lakhs to Rs.736,56.52 Lakhs and the Share Premium account from Rs. Nil to Rs. 51,625 Lakhs

(c) 29,00,00,000 Warrants to a corporate body on a preferential basis at a price of Rs.25.65 per warrant, which will entitle the holder to subscribe to one equity share of the face value of Rs.5, at a price not being less than Rs.25.65(including a premium of Rs.20.65) per equity share of the Company against each warrant. The holder of the warrants will have an option to apply for and be allotted one equity share of the Company per warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment, in one or more tranches. Of the above, the holders of 13,00,00,000 warrants have exercised the option and were allotted one equity share per warrant

(d) The proceeds of the preferential issue referred to in (b) and (c) above have been used for general corporate purposes.

8. **(Note 11 - Schedule 14 of Annual Accounts):**
The Company has issued 4.928% Foreign Currency Convertible Bonds (FCCBs) aggregating US Dollars 300 million on October 16, 2006. The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company by 52,63,26,923 shares. Issue expenses related to FCCBs have been charged off to Share Premium Account

9. **Disclosure of Loans and Advances to Associates & others (Pursuant to Clause 32 of Listing Agreement):**
(Note 12 - Schedule 14 of Annual Accounts)

Rs. Lakhs

Sr.No	Name	Amount Outstanding As at 31.03.07	Amount Outstanding As at 31.12.05	Maximum amount Outstanding during the period ended 31.03.07	Maximum amount Outstanding during the period ended 31.12.2005
1.	Reliance Patalganga Power Ltd. (Associate w.e.f. 31.03.2006)	---	1,228.67	**1,784.67**	1,228.67

As at the period-end, the Company-

(a) has no loans and advances in the nature of loans, wherein there is no repayment schedule or repayment is beyond seven years and

(b) has no loans and advances in the nature of loans to firms/companies in which directors are interested.

10. **(Note 17 - Schedule 14 of Annual Accounts)**

The Company was formed pursuant to the demerger of Coal- based / Gas-based Energy undertaking of Reliance Industries Ltd (RIL). All the properties investments, assets and liabilities relatable to Gas based energy undertaking of RIL were transferred and vested into the company on a going concern basis. In consideration of the demerger, the company allotted 122,31,30,422 shares of Rs. 5/- amounting to share capital of Rs. 611,56,52,110 as share capital. The deficit of net assets over the amount of share capital issued has been treated as Goodwill. The Company 's primary business following the demerger, was to source natural gas from RIL and supply such gas to the gas-based power generation and other projects of the affiliated companies of the Reliance ADA Group and in particular the power plants of Reliance Energy Limited. The Company has entered into Gas supply Master Agreement dated January 12, 2006 with Reliance Industries Limited. Based on the terms of this agreement, the carrying amount of Goodwill has been tested for impairment as at the balance sheet date, which does not warrant any provision for impairment loss.

11. **Earnings Per Equity Share - (Schedule 13 of Annual Accounts)**

			Rs. Lakhs
		As at 31.03.2007	As at 31.12.2005
I	Profit for Basic and Diluted Earning per Share		
	Net Profit (for Basic) (a)	**2,985.78**	(290.95)
	Adjustment		
	Add: Interest on Foreign Currency Convertible Bonds(FCCB) (net of tax)	**1,977.75**	-
	Net Profit (for Diluted) (b)	**4,963.53**	(290.95)
II	Weighted average number of Equity Shares		
	For Basic Earnings per share (c)	**131,31,30,422**	66,546
	Add: Adjustment for Conversion / Issue of Shares / Warrants	**2,14,57,143**	-
	Add: Adjustment for conversion of FCCB	**19,31,79,332**	-
	For Diluted Earnings per share (d)	**152,77,66,897**	66,546
III	Earnings per share (Weighted Average)	**Rs.**	Rs.
	Basic (a/c)	**0.23**	(437.22)
	Diluted (b/d)	**0.32**	(437.22)

12. **Key financial ratios**

			Rs. Lakhs
		For the 15 months period ended 31.03.07	For the 9 months period ended 31.12.05
a)	Total Income/Total Assets	**0.09**	-*
b)	Net Profit before interest and tax / Capital Employed	**3.03**	-*
c)	Return on Net Worth %	**2.31**	-*
d)	Net Profit/Total Income%	**11.94**	-*

* There were no significant operations during the previous nine months period ended December 31, 2005, hence the key ratios are not given

13. **(Note 18 - Schedule 14 of Annual Accounts)**

The Company operates in only one segment, namely, Fuel Handling and related services hence there are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

14. **(Note 19 - Schedule 14 of Annual Accounts)**

Figures for the current period are for a period of fifteen months and for the previous period are for nine months, hence the same are not strictly comparable with each other. Figures for the previous period have been regrouped/reclassified/rearranged wherever necessary.

Compiled from the Audited Accounts of the Company referred to in our Report dated April 25, 2007

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
M.No. :113904

Place: Mumbai
Date: April 25, 2007

For and on behalf of the Board

Anil D Ambani
Chairman

S L Rao
Director

J L Bajaj
Director

Bakul Dholakia
Director

Ashish Karyekar
Deputy Company Secretary

Place: Mumbai
Date: April 25, 2007

Cash Flow Statement for the period ended March 31, 2007

		For the 15 months period ended 31.03.2007 Rs. Lakhs		For the 9 months period ended 31.12.2005 Rs. Lakhs	
A	**Cash Flow from Operating Activities**				
	Net Profit/(Loss) before tax as per Profit and Loss Account		4,554.99		(438.62)
	Adjusted for :				
	Depreciation	1,373.63		398.92	
	Profit on sale of assets	-		(0.09)	
	Interest and Finance charges	3,316.92		-	
	Provision for Leave encashment	5.01		-	
	Investment Income	(7,596.81)		-	
	Exchange Fluctuation in respect of Financing activities (net)	30.02		-	
	Profit on Derivative transaction	(1,819.95)		-	
	Profit on redemption of Mututal Funds	(414.16)		-	
			(5,105.34)		398.83
	Operating Profit / (Loss) before working capital changes		(550.35)		(39.79)
	Adjusted for :				
	Trade payables	1,978.78		162.90	
	Trade and other receivables	16,691.95	18,670.73	-	162.90
			18,120.38		123.11
	Income Taxes paid including fringe benefit tax		2,350.40		-
	Net Cash from operating activities		15,769.98		123.11
B	**Cash flow from Investing Activities**				
	Sale of Assets	-		1.44	
	Purchase of Assets	-		(124.71)	
	Purchase of Investments	(1,37,020.00)		-	
	Sale / redemption of Investments / units	1,03,872.68		0.28	
	Loans & deposits (net)	(35,717.90)		-	
	Investment Income	6,950.25		-	
	Net Cash used in investing activities		(61,914.97)		(122.99)
C	**Cash flow from financing Activities**				
	Proceeds form Share Capital including share premium	68,237.00		4.00	
	Proceeds form borrowings [unsecured]	1,30,379.94		-	
	FCCB issue expenses paid	(2,295.92)		-	
	Interest and Finance charges	-		-	
	Profit on Derivative transaction	1,819.95		(0.51)	
	Net Cash generated from financing activities		1,98,140.97		3.49
	Net Increase/(Decrease) in Cash and Cash equivalents		1,51,995.98		3.61
	Opening Balance of Cash and Cash equivalents		3.80		0.19
	Closing Balance of Cash and Cash equivalents		1,51,999.78		3.80

Compiled from the Audited Accounts of the Company referred to in our Report dated April 25, 2007

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
M.No. :113904

Place: Mumbai
Date: April 25, 2007

For and on behalf of the Board

Anil D Ambani
Chairman

S L Rao
Director

J L Bajaj
Director

Bakul Dholakia
Director

Ashish Karyekar
Deputy Company Secretary

Place: Mumbai
Date: April 25, 2007

Reliance Natural Resources Limited

Shareholder Satisfaction Survey 2007

We have been constantly endeavouring to extend the best possible services to our shareowners and we seek your feedback on the same. Kindly, therefore, return this response form duly filled in to our R & T agents, Karvy Computershare Private Limited.
It is indeed our privilege to have you as our shareowner and to continue to receive your trust and confidence.

To,
Karvy Computershare Private Limited
Unit : Reliance Natural Resources Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Reg : **Shareholder Satisfaction Survey-2007-Response Form**

Name of Sole/First holder : ______________________

Folio No. ☐☐☐☐☐☐ STD Code ☐☐☐☐☐☐

DP ID ☐☐☐☐☐☐☐☐ Telephone No. ☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ e-mail ______________________

Kindly rate our services in following areas

		Excellent	Good	Needs Improvement
1.	Responses to queries/complaints	☐	☐	☐
2.	Your overall rating of our investor service	☐	☐	☐
3.	Presentation of information on Company's website www.rnrl.in	☐	☐	☐
4.	Quality and contents of Annual Report 2006-07	☐	☐	☐

5. Do you have any grievance which has not been addressed so far : ☐ Yes ☐No
If yes, please furnish details in brief

____

____

6. Your suggestions and comments for improvement in our services

____

____

Date Signature of member

center fold

cut here

Business Reply Inland Letter Card

Postage will be paid by the Addressee

BRP No. HDC/B-445
Cyberabad Post Office
Hyderabad 500 081

No postage stamp necessary if posted in INDIA

To,
Karvy Computershare Private Limited
Unit: Reliance Natural Resources Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Fold

ATTENDENCE SLIP

Reliance Natural Resources Limited

Registered Office : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

PLEASE FILL ATTENDANCE AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE.
Joint Shareholders may obtain additional Attendence Slip on request.

DP. Id*			Regd. Folio No.	
Client Id*				

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) held:

I hereby record my presence at the 7th **ANNUAL GENERAL MEETING** of the Company held on Tuesday, July 10, 2007 at 1.30 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Signature of the Shareholder or proxy

*Applicable for investors holding shares in electronic form.

---------------------- TEAR HERE ----------------------

PROXY FORM

Reliance Natural Resources Limited

Registered Office : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

DP. Id*			Regd. Folio No.	
Client Id*				

I/We .... of

.... being a member/members of Reliance Natural Resources Limited

hereby appoint ....

of .... or failing him

.... of ....

as my/our proxy to vote for me/us and on my/our behalf at the 7th **ANNUAL GENERAL MEETING** to be held on Tuesday, July 10, 2007 at 1.30 p.m. or at any adjournment thereof.

Signed this .... day of .... 2007.

Affix a 1 Rupee Revenue Stamp

* Applicable for investors holding shares in electronic form.

Note : The Proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

Book-Post

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit Reliance Natural Resources Limited)
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500081
India

END